Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

October 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:   Ms. Karen Rossotto

Re:	Nationwide Mutual Funds
File No. 333-220533

Dear Ms. Rossotto:

On behalf of Nationwide Mutual Funds (the "Registrant"), below you will find the Registrant's responses to the comments conveyed by you on October 17,  2017, with regard to the Registrant's registration statement on Form N-14 relating to the reorganization involving the Logan Capital Long/Short Fund and the Nationwide Long/Short Equity Fund (the "Registration Statement").  The Registration Statement was filed with the U.S. Securities and Exchange Commission ("SEC") on September 20, 2017, in accordance with Rule 488 under the Securities Act of 1933, as amended (the "Securities Act").
Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a combined proxy statement/prospectus to be filed pursuant to Rule 497(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Proxy statement/prospectus

Letter to the Shareholders

1.
Comment:  In the letter to the shareholders, the Registrant states that the reorganization is expected to result in reduced operating expenses.  Please disclose what impact the reduced operating expenses will have on fees for the Target Shareholders.

Response: The Registrant has added the following disclosure: "For both Investor Class and Institutional Class Target Fund shareholders, the reorganization also is expected to result in reduced operating expenses, which will result in reduced expenses for Target Fund shareholders."

Overview: On what proposal am I being asked to vote?

2.
Comment:  Please consider revising this section by providing a simplified, plain English description of the proposal.  For example, with respect to the portfolio management team, consider stating up front that the portfolio management team will be the same after the reorganization.

Response: The disclosure has been revised as requested.

Overview: Why is the Reorganization being proposed?

3.
Comment:  The first sentence in this section states that "Logan Capital, the investment adviser to the Target Fund, believes that the Reorganization may benefit Target Fund shareholders by providing the Fund with access to the NMF Trust's distribution platform, which could provide potential asset growth opportunities that, if realized, may result in greater efficiencies and economies of scale." Please revise this disclosure to indicate that the Board of Logan Capital also believes that the Reorganization may benefit Target Fund shareholders.

Response: The disclosure has been revised to add: "The Board of the Target Fund believes that the Reorganization is in the best interest of Target Fund shareholders."

4.	Comment: The second paragraph does not appear to be relevant to question of why the reorganization is being proposed. Please move this paragraph to the appropriate section.

Response: The Registrant has revised the disclosure as requested.

U.S. Securities and Exchange Commission

Overview: How do the fees of the Acquiring Fund compare to those of the Target Fund?

5.	Comment: Please state simply at the beginning of this section whether total fees will go up or down for Target Fund shareholders.

Response: The Registrant has added the requested disclosure.

Comparison of the Target Fund and the Acquiring Fund: Comparison of Fee Tables

6.
Comment:  The last sentence in the second paragraph states "Target Fund Investor Class and Institutional Class shareholders would therefore experience a net expense reduction of 0.15% and 0.19%, respectively, following the proposed Reorganization."  Please qualify this statement by adding disclosure indicating the net expense reductions are subject to the existing fee waivers remaining in effect.

Response:  The Registrant has revised the disclosure as follows: "Target Fund Investor Class and Institutional Class shareholders would therefore experience a net expense reduction of 0.15% and 0.19%, respectively, following the proposed Reorganization, so long as the existing fee waivers remain in effect but for a minimum of two years from the closing of the Reorganization."

7.
Comment:  Footnote 7 to the Fee Table states that NFA will invest initial seed capital of $15 million.  Please supplementally explain whether the $15 million seed capital is in addition to the $10 million in assets of the Target Fund. Please also state what will happen to initial seed capital after the reorganization.

Response:  The Registrant confirms that the $15 million initial seed capital from NFA will be in addition to the approximately $10 million in assets of the Target Fund to be acquired by the Acquiring Fund in connection with the reorganization.  As noted in the footnote, the initial seed capital will be invested in the Acquiring Fund following the close of the reorganization.  NFA expects to maintain its seed capital in the Acquiring Fund until such time NFA determines it is appropriate to redeem the seed capital.

8.	Comment: Please confirm supplementally whether the pro forma expense examples include expense waivers.

Response: The Registrant confirms that the pro forma expense examples include applicable expense waivers.

Comparison of the Target Fund and the Acquiring Fund: Comparison of Investment Objectives, Strategies and Risks

U.S. Securities and Exchange Commission

9.	Comment: Please confirm supplementally that the Target Fund and Acquiring Fund both define "equity securities" the same way.

Response: The Registrant confirms that the Target Fund and Acquiring Fund define "equity securities" in the same way.

Board Considerations

10.	Comment: In the response letter, please provide more information regarding the Target Fund's liabilities.

Response: The Target Fund's liabilities to be assumed by the Acquiring Fund include all liabilities not discharged by the Target Fund prior to the closing as well as any liabilities that may arise as a result of claims against the Target Fund and its Board prior to the closing of the Reorganization.  Please note, however, that the Agreement and Plan of Reorganization includes a provision that requires the AST Trust to maintain tail insurance for the Board of the Target Fund for at least six years to cover any claims against the Board of the Target Fund prior to the closing of the reorganization.

Pro Forma Capitalization

11.	Comment: In the response letter, please explain whether the initial seed capital of $15 million provided by NFA should be included in the Pro Forma Capitalization Chart.

Response:  As noted in the footnote to the pro forma fee table, the initial seed capital will be invested in the Acquiring Fund after the close of the reorganization and is, therefore, not included in the Pro Forma Capitalization Chart.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire